Exhibit 99
Letter to Shareholders
Second Quarter 2006
Strong profits and weaker growth characterize our second quarter performance. The combined ratio of 86.6 for the quarter was excellent and up only .5 points over the same period last year. The continuation of very favorable profitability is driven by recurring themes that have shaped the auto insurance market for some time, including period-over-period reductions in reported accident frequency per vehicle and very modest inflation in bodily injury claims. The aggregate effect is on both current accident-period results and claims from prior accident periods that have either settled, or are likely to settle, for less than their original reserves. Prior accident periods contributed favorably by about 2 points to the second quarter 2006 calendar-year combined ratio.
Growth is very much our concern. While the industry-wide growth rates for 2005 of .5% and first quarter estimates of .6% reflect the softer market pricing conditions, our quarterly growth of 2% is lower than our expectations. For some time, we have expected margins to return to more normal levels through some increase in frequency and/or severity, but as we signaled in our presentation to analysts and investors in June, we are less confident that we can predict the pace or timing of any change. With reduced expectation of external drivers of margin erosion, we will modify our future pricing trends and seek opportunities that we view as smart moves to stimulate growth in new applications and extend retention of current customers.
Our Drive® brand, which is the leading writer of auto insurance in the independent agency channel, has had the greatest growth challenge, with new business applications at reduced levels for some time. Total Drive auto policies in force are up only 1% from the same period a year ago. We are seeing, and have reported on, a growing dynamic in the agency channel — more auto insurance prospects initiating their shopping online. This results in an increasing quote volume from Web-based agents and an increase in Web-initiated prospects referred to traditional independent agents. The quote flow from these sources is quite strong, but we are seeing significantly lower conversion as compared to our traditional agency quote flow. This dynamic, while still small in overall contribution, is an important market change and one we feel plays well to our technology and low-cost product positioning. Our strategy of providing agents with very competitive, easy-to-use products and providing their customers superior service remains our key objective for this business.
The shift from phone quoting to Internet quoting that we have commented on for some time in our Direct business continues with Internet sales representing between 60% and 65% of new business activity. As has always been our philosophy, we want to service customers in ways they prefer and we plan to evaluate if we are maximizing our opportunities with the phone buyer at the same time we are advancing our Internet position. We were pleased to see that our Internet site topped the rankings published by Keynote for WebExcellence in June. Auto policies in force are up 6% in the Direct business from the same period last year. We are currently in the early stages of evaluating advertising agencies to select one to assist us in the ongoing development of our Progressive Direct® brand position and marketing message. The market place for auto insurance spending and messaging is very competitive and we intend to seek ways to enhance our brand position and appeal to current consumers and future prospects.
Our Commercial Auto business had a solid quarter with 9% growth and a 76.4 combined ratio. Market conditions for commercial auto are similar to personal auto with increased competition in both our light local and truck segments and softer pricing, especially in the light local market. We share a top three market position in commercial auto with St. Paul Travelers and Zurich and, based on estimated first quarter only numbers, edged into the leading market share position with 6.8% share. At our June meeting, we outlined plans for increasing our focus for key segments of our truck market by expanding our product offering to meet customers’ full range of commercial auto-related insurance needs. We expect continued geographic expansion in New Jersey throughout the year and currently expect a fourth quarter entry into Massachusetts for our Commercial Auto business.
Our Claims Service Center expansion continues on schedule with 42 centers in 18 states up and operational with expectations of an additional 11 sites before year end. We remain very satisfied with the results of these facilities and encouraged by the long-term implications of redefining consumer expectations. Our concierge level of claims service and the measurement of customers’ satisfaction have been central to a more broad adoption of a customer loyalty and satisfaction focus — measures which will become as important in evaluating our business as are our economic goals.
We announced two changes and one addition to the top management group during the quarter. John Barbagallo assumed the presidency of Drive and John Sauerland filled the Group President role for our Direct business. Brian Silva, who has managed the Commercial Auto group for the past eight years, joined my Executive Team during the quarter.
This year, and specifically this quarter, we have been challenged to find the best balance point between growth and profitability. Effecting this balance is something we work at every day at far more specific levels than macro reporting can effectively present. There are no easy answers and the moving parts of our business all have differing dynamics. We are delighted to be building on a base of superior performance on claims quality, target execution of the rollout of our concierge level of claims service for both vehicles that can be repaired and vehicles that need to be replaced, and proven product design. Attracting prospects and retaining customers in all channels is critical and the softer market will make our efforts all the more focused and intense.
As always, we are excited about attacking this challenge and we continue to strive to be Consumers’ #1 Choice for Auto Insurance.

/s/ Glenn M. Renwick Glenn M. Renwick President and Chief Executive Officer